Exhibit 99.1

2014 SECOND QUARTER RESULTS

CNH INDUSTRIAL SECOND QUARTER REVENUES OF $8.9 BILLION,

NET INCOME OF $358 MILLION

FINANCIAL RESULTS UNDER U.S. GAAP(*) (**)

•	Second quarter revenues totaled $8.9 billion ($8.8 billion in Q2 2013). Net sales of Industrial Activities at $8.6 billion ($8.5 billion in Q2 2013).

•	Operating profit of Industrial Activities for the quarter was $678 million, down 1.2% compared to Q2 2013, with operating margin at 7.9% (down 0.1 p.p.).

•	Net income was $358 million in Q2 2014, or $0.26 per share. Net income before restructuring and other exceptional items was $382 million, or $0.28 per share, up $14 million compared to Q2 2013.

•

Net industrial debt was $3.7 billion at June 30, 2014 ($4.0 billion at March 31, 2014). Available liquidity totaled $7.7 billion ($8.1 billion at March 31, 2014), after the issuance of a July 2019 $500 million bond.

•	Full year guidance confirmed.

(*)

Beginning with the filing with the U.S. Securities and Exchange Commission (“SEC”) of its annual report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with U.S. GAAP, CNH Industrial reports quarterly and annual financial results both under U.S. GAAP for SEC reporting purposes and under IFRS for European listing purposes and Dutch law requirements. Financial statements under both sets of accounting principles use the U.S. dollar as the reporting currency. In addition, as disclosed in the Form 20-F, CNH Industrial has expanded its reportable segments from three (Agricultural and Construction Equipment inclusive of its financial services activities, Trucks and Commercial Vehicles inclusive of its financial services activities, and Powertrain) to five (Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial Services). The following tables and comments on the financial results of the Company and by segments are prepared in accordance with U.S. GAAP. Financial results under IFRS are shown in a subsequent section of this press release. Prior period results under IFRS, prepared in euro, have been consistently recast into U.S. dollars. A summary outlining the Company’s transition to U.S. GAAP and the U.S. dollar as the reporting currency is available on the Company’s website, www.cnhindustrial.com.

(**)	Refer to the Non-GAAP Financial Information section of this press release for information regarding Non-GAAP financial measures.

CNH INDUSTRIAL
Summary Income Statement ($ million)
		1st Half				2nd Quarter
2014	2013	Change		2014	2013	Change
16,451	16,380	0.4%	Revenues	8,911	8,829	0.9%
459	499	-40	Net income	358	348	10
559	553	6	Net income before restructuring and other exceptional items	382	368	14
454	394	60	Net income attributable to CNH Industrial N.V.	354	283	71
0.33	0.32	0.01	Basic EPS ($)	0.26	0.23	0.03
0.41	0.37	0.04	Basic EPS before restructuring and other exceptional items ($)	0.28	0.25	0.03
0.33	0.32	0.01	Diluted EPS ($)	0.26	0.23	0.03

CNH INDUSTRIAL
Income Statement Data of Industrial Activities(1) ($ million)
		1st Half				2nd Quarter
2014	2013	Change		2014	2013	Change
15,777	15,793	-0.1%	Net sales of Industrial Activities	8,564	8,536	0.3%
1,090	1,107	-17	Operating profit of Industrial Activities (2)	678	686	-8
6.9	7.0	-0.1 p.p.	Operating margin of Industrial Activities (%)	7.9	8.0	-0.1 p.p

(1)

Industrial Activities represent the activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles, and Powertrain, as well as corporate functions.

(2)

Operating profit of Industrial Activities is a non-GAAP measure and is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses.

CNH Industrial N.V. Corporate Office: Cranes Farm Road Basildon, Essex, SS14 3AD United Kingdom

2014 SECOND QUARTER RESULTS

Basildon (UK) – (July 31, 2014) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced consolidated revenues of $8,911 million for the second quarter of 2014, up 0.9% compared to Q2 2013. Net sales of Industrial Activities were $8,564 million in Q2 2014, marginally up on the prior year. Net sales increased in Powertrain, offsetting declines in Agricultural Equipment (primarily in LATAM and in NAFTA) and slight decreases in Construction Equipment and Commercial Vehicles.

CNH INDUSTRIAL
Revenues by Segment ($ million)
		1st Half				2nd Quarter
2014	2013	% change		2014	2013	% change
8,142	8,483	-4.0	Agricultural Equipment	4,436	4,539	-2.3
1,705	1,693	0.7	Construction Equipment	931	939	-0.9
5,012	5,039	-0.5	Commercial Vehicles	2,704	2,718	-0.5
2,451	2,074	18.2	Powertrain	1,250	1,100	13.6
(1,533)	(1,496)	-	Eliminations and other	(757)	(760)	-
15,777	15,793	-0.1	Total Industrial Activities	8,564	8,536	0.3
908	831	9.3	Financial Services	468	414	13.0
(234)	(244)	-	Eliminations and other	(121)	(121)	-
16,451	16,380	0.4	Total	8,911	8,829	0.9

Operating profit of Industrial Activities was $678 million in Q2 2014, a 1.2% decrease compared to Q2 2013 with an operating margin for the second quarter of 7.9%, in line with Q2 2013. Operating profit improvements in Construction Equipment, Powertrain and Commercial Vehicles in EMEA were offset by the negative effects of poor trading conditions in Commercial Vehicles in LATAM, due to a significant decline in market demand, and by negative volume and mix for Agricultural Equipment, primarily in NAFTA and LATAM.

CNH INDUSTRIAL
Operating profit/(loss) by Segment (1) ($ million)
			1st Half				2nd Quarter
	2014	2013	Change		2014	2013	Change
	1,096	1,114	-18	Agricultural Equipment	632	646	-14
	31	(13)	44	Construction Equipment	28	13	15
	(91)	(39)	-52	Commercial Vehicles	(21)	(11)	-10
	98	68	30	Powertrain	64	54	10
	(44)	(23)	-21	Eliminations and other	(25)	(16)	-9
	1,090	1,107	-17	Total Industrial Activities	678	686	-8
	286	282	4	Financial Services	152	141	11
	(174)	(157)	-17	Eliminations and other	(94)	(77)	-17
	1,202	1,232	-30	Total	736	750	-14
(1)

Operating profit of Industrial Activities (a non-GAAP measure) is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating profit of

Financial Services (a non-GAAP measure) is defined as revenues less selling, general and administrative expenses, interest expense and certain other operating expenses.

2014 SECOND QUARTER RESULTS

CNH INDUSTRIAL
Reconciliation of Operating Profit to Net Income ($ million)
1st Half			2nd Quarter

2014	2013		2014	2013
1,202	1,232	Total Operating Profit	736	750
42	29	Restructuring expenses	30	20
299	254	Interest expenses of Industrial Activities, net of interest income and eliminations	158	142
(157)	(157)	Other, net	(63)	(60)
704	792	Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	485	528
301	359	Income taxes	158	221
56	66	Equity in income of unconsolidated subsidiaries and affiliates	31	41
459	499	Net income	358	348

Restructuring expenses totaled $30 million, $10 million higher than Q2 2013, and relate in part to Construction Equipment, as a result of the announced closure of the Company’s Calhoun, Georgia, USA facility, and in part to Commercial Vehicles.

Interest expense, net totaled $158 million for the quarter, $16 million higher than Q2 2013, primarily due to an increase in average net industrial debt, partially offset by more favorable interest rates.

Income taxes totaled $158 million, representing an effective tax rate of 32.6% for the quarter. The decrease from the 41.9% Q2 2013 effective tax rate is mainly due to the favorable resolution of tax audits for which specific provisions had been made and lower losses in jurisdictions where such losses cannot be book benefitted. The Company’s effective tax rate for the year is still expected to be in the range of 40% to 44% due to the inability to recognize the tax benefit of losses in certain jurisdictions.

Equity in income of unconsolidated subsidiaries and affiliates totaled $31 million for the quarter ($41 million for Q2 2013). The decrease was mainly due to lower results from APAC joint ventures, primarily as a result of lower industry volumes in China.

Net income of Financial Services was $105 million for the quarter compared to $96 million for Q2 2013, mainly as a result of higher levels of activity and lower income taxes.

Consolidated net income was $358 million for the quarter ($348 million for Q2 2013), or $0.26 per share ($0.23 for Q2 2013). Net income before restructuring and other exceptional items (a non-GAAP measure) was $382 million for the quarter ($368 million in Q2 2013).

Net industrial debt of $3.7 billion at June 30, 2014 was $0.3 billion lower than at March 31, 2014, as cash flow generated from operating activities of $0.8 billion, including a positive change in working capital, was partially offset by a $0.4 billion dividend payment and $0.2 billion capital expenditure activity.

Available liquidity at June 30, 2014 was $7.7 billion, inclusive of $2.3 billion in undrawn committed facilities, compared to $8.1 billion at March 31, 2014. The decrease is mainly attributable to the dividend payment mentioned above, as well as cash utilized to support portfolio growth for the financial services activities, partially offset by the proceeds from the $500 million bond issued at the end of June by CNH Industrial Capital LLC, due July 2019, with a fixed rate coupon of 3.375%.

2014 SECOND QUARTER RESULTS

Efficiency Program

The Company has decided to launch a comprehensive efficiency program designed to enhance efficiency and competitiveness of its Industrial Activities.

The program is expected to result in a total cumulative charge of approximately $280 million over the next three years, with a non-cash impact of approximately 20%. The majority of the restructuring charges are expected to impact the statement of operations in 2014 and 2015. Benefits from this program are expected as early as the second half of 2014, with annualized savings of approximately $160 million by the end of 2016.

Restructuring actions in the Agricultural Equipment segment are mainly related to the closure of a joint venture as the business model is no longer viable in the current environment.

Actions identified by Construction Equipment are related to the re-tooling of its industrial footprint in connection with the recently announced enlargement of the licensing agreements with Sumitomo (S.H.I.) Construction Machinery Co., Ltd, as well as the re-positioning of Case and New Holland brand offerings and the consequent alignment of their dealer networks. The recently announced closure of the assembly plant in Calhoun, Georgia, represents one of those actions.

Commercial Vehicles actions will focus on SG&A expenses and business support costs as a result of the transition to CNH Industrial’s regional structure, as well as on the completion of manufacturing product specialization programs.

2014 U.S. GAAP Guidance

CNH Industrial is confirming its 2014 U.S. GAAP guidance, consistent with the 5-year plan financial projections presented at the Investor Day on May 8th, as follows:

•	Net sales of Industrial Activities at approximately $32 billion;

•	Operating profit of Industrial Activities between $2.1 billion and $2.2 billion, with margin between 6.5% and 6.9%;

•	Net industrial debt between $2.2 billion and $2.1 billion at the end of 2014;

•	Consolidated net income before restructuring between $0.9 billion and $1.0 billion, with earnings per share before restructuring between $0.69 and $0.74.

2014 SECOND QUARTER RESULTS

CNH INDUSTRIAL
Key Balance Sheet data ($ million)
	06.30.2014	03.31.2014	12.31.2013
Total assets	55,542	54,698	53,843
Total equity	5,144	5,081	4,955
Equity attributable to CNH Industrial N.V.	5,088	5,028	4,901

CNH INDUSTRIAL
Net debt ($ million)
	06.30.2014	03.31.2014	12.31.2013
Total debt (1)	(31,339)	(31,296)	(29,866)
- Asset-backed financing	(14,312)	(14,576)	(14,712)
- Other debt	(17,027)	(16,720)	(15,154)
Derivative hedging debt	41	44	44
Cash and cash equivalents	4,615	5,028	5,567
Restricted cash	751	841	922
Net debt	(25,932)	(25,383)	(23,333)
Industrial Activities	(3,692)	(4,024)	(2,214)
Financial Services	(22,240)	(21,359)	(21,119)

Cash, cash equivalents and restricted cash	5,366	5,869	6,489
Undrawn committed facilities	2,285	2,261	2,224
Available liquidity	7,651	8,130	8,713
(1) Inclusive of adjustments to fair value hedges.

CNH INDUSTRIAL
Change in Net Industrial Debt ($ million)
1st Half			2nd Quarter
2014	2013		2014	2013
(2,214)	(1,961)	Net industrial (debt)/cash at beginning of period	(4,024)	(3,197)
459	499	Net income	358	348
358	346	Amortization and depreciation (*)	183	174
87	239	Changes in provisions and similar, and items related to assets sold under buy-back commitments, and assets under operating lease	24	228
(1,744)	(1,293)	Change in working capital	267	216
(342)	(400)	Investments in property, plant and equipment, and intangible assets (*)	(200)	(216)
24	(80)	Other changes	4	(108)
(1,158)	(689)	Net industrial cash flow	636	642
(373)	(368)	Capital increases and dividends	(374)	(368)
53	(31)	Currency translation differences	70	(126)
(1,478)	(1,088)	Change in Net industrial debt	332	148
(3,692)	(3,049)	Net industrial (debt)/cash at end of period	(3,692)	(3,049)
(*) Excluding assets sold under buy-back commitments and assets under operating lease.

2014 SECOND QUARTER RESULTS

Agricultural Equipment

AGRICULTURAL EQUIPMENT
Net sales & Operating profit/(loss) ($ million)
1st Half				2nd Quarter
2014	2013	Change		2014	2013	Change
8,142	8,483	-4.0%	Net sales	4,436	4,539	-2.3%
1,096	1,114	-18	Operating profit	632	646	-14
13.5	13.1	0.4 p.p.	Operating margin (%)	14.2	14.2	0.0 p.p.

Net sales for Agricultural Equipment were $4,436 million for the quarter, down 2.3% from Q2 2013, driven by lower volumes, primarily in LATAM and NAFTA, as well as less favorable product mix, partially offset by net pricing. The geographic distribution of net sales for the period was 43% NAFTA, 37% EMEA, 10% LATAM and 10% APAC.

Worldwide agricultural equipment industry unit sales were down during the second quarter of 2014, with global demand for tractors and combines down approximately 12%. In NAFTA, tractor demand was up 1%, with the under 40 hp segment up 4% and the over 40 hp segment down 2%, while combines were down 20%. In EMEA, tractor and combine markets were down 7% and 9%, respectively. LATAM tractor and combine markets decreased 12% and 30%, respectively. In APAC, demand decreased 16% for tractors and was flat for combines.

Market share performance was mainly flat for tractors, except for LATAM where there was a slight decrease. Combines market share decreased in all markets except for NAFTA, where it was flat.

Production of Agricultural Equipment was 6% above retail sales for the quarter, to support normal seasonality and in anticipation of the facilities’ summer shutdown schedules. The Company expects to under-produce retail demand in the second half of the year.

Agricultural Equipment operating profit was $632 million for the quarter ($646 million in Q2 2013). Operating margin remained at 14.2%, with negative volume and mix (primarily large horsepower tractors and combines in NAFTA) being offset by pricing and cost control actions to recover Tier 4B related content costs, inflation and adverse foreign exchange movements.

Construction Equipment

CONSTRUCTION EQUIPMENT
Net sales & Operating profit/(loss) ($ million)
1st Half				2nd Quarter
2014	2013	Change		2014	2013	Change
1,705	1,693	0.7%	Net sales	931	939	-0.9%
31	(13)	44	Operating profit/(loss)	28	13	15
1.8	(0.8)	2.6 p.p.	Operating margin (%)	3.0	1.4	1.6 p.p.

2014 SECOND QUARTER RESULTS

Net sales for Construction Equipment were $931 million for the quarter, down 0.9%, as higher demand in NAFTA was offset by a decrease in market volumes in LATAM and APAC. The geographic distribution of net sales for the period was 43% NAFTA, 19% EMEA, 29% LATAM and 9% APAC.

Industry volumes were down 10% and 2% in heavy and light, respectively, in the second quarter of 2014 compared to the prior year. Decreased industry volumes in LATAM and APAC were partially offset by growth in NAFTA and EMEA.

Worldwide Construction Equipment market share performance was flat overall.

Production levels were 12% above retail sales, as the industry in NAFTA and EMEA began to recover.

Construction Equipment reported operating profit of $28 million compared to $13 million for Q2 2013, with an operating margin of 3.0% (1.4% for Q2 2013), as a result of continued price resilience in NAFTA and LATAM and cost containment actions, partially offset by negative volume and mix.

In June the Company announced that it will close its assembly plant in Calhoun, Georgia, USA in the third quarter of 2015. The closure is due to the Company’s announced transition to a single excavator partner, and is part of the business footprint optimization program which is a key pillar to achieving the 5-year operating profit target.

Commercial Vehicles

COMMERCIAL VEHICLES
Net sales & Operating profit/(loss) ($ million)
1st Half				2nd Quarter
2014	2013	Change		2014	2013	Change
5,012	5,039	-0.5%	Net sales	2,704	2,718	-0.5%
(91)	(39)	-52	Operating profit/(loss)	(21)	(11)	-10
(1.8)	(0.8)	-1.0 p.p.	Operating margin (%)	(0.8)	(0.4)	-0.4 p.p.

Commercial Vehicles posted second quarter net sales of $2,704 million, flat with prior year. Increased deliveries in EMEA were partially offset by a significant decrease in LATAM and a decrease in deliveries in the bus business due to the transition to Euro VI applications. APAC net sales benefited from better mix due to increased heavy vehicle sales. LATAM net sales significantly decreased due to sharp market declines across the region, as a result of overall weak economic conditions and a deterioration in the terms of subsidized financing. Production has been reduced to allow for dealer inventories to be aligned to market demand. The geographic distribution of net sales for the period was 75% EMEA, 16% LATAM and 9% APAC.

Commercial Vehicles delivered a total of 33,057 vehicles (including buses and specialty vehicles), representing a 3.6% decrease over Q2 2013. Volumes were higher in the light segment (+3.4%), while volumes declined in the heavy (-3.3%) and medium (-25.2%) segments. Commercial Vehicles deliveries increased 10% in EMEA and 2% in APAC, while LATAM was down 44% (Brazil down approximately 34%, Argentina down approximately 57% and Venezuela suspending operations as announced in April 2014).

2014 SECOND QUARTER RESULTS

The European truck market (GVW ≥3.5 tons) was up 3.1% over Q2 2013 to approximately 175,500 units. Light vehicles (GVW 3.5-6 tons) increased 7.7%, while the medium vehicles market (GVW 6.1-15.9 tons) and the heavy vehicles market (GVW >16 tons) decreased 14.8% and 1.1%, respectively.

The Company’s second quarter market share in the European truck market (GVW ≥3.5 tons) was estimated at 11.0%, a decline of 0.3 p.p., mainly due to negative market mix and the transition to the new Daily, launched in June. In the light segment the share declined by 0.8 p.p. to 11.0%. In the medium vehicles segment the Company’s market share increased by 3.0 p.p. to 27.9%. Heavy vehicle market share was up 0.5 p.p. to 7.3%.

In LATAM, new truck registrations (GVW ≥3.5 tons), at 45,800 units, were down 22.8% compared with Q2 2013. The largest decrease was registered in Venezuela (-81.7%), while Argentina was down 35.1% and Brazil decreased 12.8%.

The Company’s share of the LATAM market (GVW ≥3.5 tons) was down 1.3 p.p. from Q2 2013 to 9.3%.

In APAC registrations were down 6.2% and market share decreased 0.1 p.p. compared with Q2 2013.

In EMEA, dealer inventories of new vehicles remained stable compared to year-end 2013, representing coverage of approximately three months of expected retail activity.

Commercial Vehicles closed the second quarter with an operating loss of $21 million compared to a loss of $11 million for Q2 2013. Positive volume, mix and pricing in both light and heavy vehicles in EMEA, favorable product mix in APAC, and lower selling, general and administrative expenses as a result of continued cost containment actions were more than offset by losses in LATAM, including negative fixed-cost absorption in manufacturing plants, and by Euro VI transition costs in the bus business and costs associated with the ramp-up of production related to new products.

Powertrain

POWERTRAIN
Net sales & Operating profit/(loss) ($ million)
1st Half				2nd Quarter
2014	2013	Change		2014	2013	Change
2,451	2,074	18.2%	Net sales	1,250	1,100	13.6%
98	68	30	Operating profit	64	54	10
4.0	3.3	0.7 p.p.	Operating margin (%)	5.1	4.9	0.2 p.p.

Powertrain reported second quarter net sales of $1,250 million, an increase of 13.6% over Q2 2013 primarily attributable to higher volumes. Sales to external customers accounted for 41% of total net sales (33% in the same period in 2013).

During the quarter, Powertrain sold a total of 160,418 engines, an increase of 18% year-over-year. By major customer, 25% of engines were supplied to Agricultural Equipment, 24% to Commercial Vehicles, 5% to Construction Equipment and the remaining 46% to external customers (units sold to third parties were up 35% over Q2 2013). Additionally, Powertrain delivered 18,298 transmissions and 44,138 axles, an increase of 3% and 6%, respectively, compared to the same period in 2013.

2014 SECOND QUARTER RESULTS

Powertrain closed the second quarter with an operating profit of $64 million, up $10 million from the same period in 2013, with an operating margin of 5.1% (4.9% for Q2 2013). The improvement was mainly due to the increase in volumes and related industrial efficiencies.

Financial Services

FINANCIAL SERVICES
Revenues & Net income ($ million)
		1st Half				2nd Quarter
2014	2013	Change		2014	2013	Change
908	831	9.3%	Revenues	468	414	13.0%
191	155	36	Net income	105	96	9

Financial Services reported second quarter revenues of $468 million, an increase of 13.0% compared to Q2 2013, primarily driven by the increase in the average value of the portfolio.

Financial Services reported net income of $105 million, up $9 million over the same period in 2013, mainly due to higher average portfolio value and lower income taxes.

Retail loan originations in the quarter were $2.7 billion, flat compared to Q2 2013. The managed portfolio (including joint ventures) of $29.1 billion (of which retail was 65% and wholesale 35%) was up $1.4 billion compared to March 31, 2014 (of which retail was up $0.4 billion and wholesale was up $1.0 billion).

2014 SECOND QUARTER RESULTS

FINANCIAL RESULTS UNDER IFRS (*)

(*)

Refer to the Non-GAAP Financial Information section of this press release for information regarding Non-GAAP financial measures. Prior period results prepared in euro have been consistently recast into U.S. dollar.

CNH INDUSTRIAL Summary Income Statement under IFRS ($ million)

		1st Half				2nd Quarter
2014	2013	Change		2014	2013	Change
16,652	16,580	0.4%	Consolidated net revenues	9,008	8,922	1.0%
1,311	1,366	-55	Consolidated trading profit	801	828	-27
7.9	8.2	-0.3 p.p	Trading margin (%)	8.9	9.3	-0.4 p.p
898	1,057	-159	Profit before taxes	607	693	-86
549	655	-106	Profit	403	429	-26
544	538	6	Profit attributable to CNH Industrial N.V.	399	356	43
0.40	0.44	-0.04	Basic EPS ($)	0.29	0.29	0.00
0.40	0.44	-0.04	Diluted EPS ($)	0.29	0.29	0.00

On an IFRS basis, CNH Industrial posted net revenues of $9,008 million for the second quarter of 2014, an increase of 1.0% from the same quarter in 2013.

Consolidated trading profit was $801 million for the second quarter, down $27 million or -3.3% from Q2 2013. Trading margin for the second quarter decreased 0.4 p.p. to 8.9%. Agricultural Equipment trading profit was $611 million ($627 million in Q2 2013), with a trading margin of 13.8%, in line with Q2 2013. Construction Equipment reported a trading profit of $34 million ($12 million in Q2 2013) with a trading margin of 3.7% (1.3% for Q2 2013). Commercial Vehicles closed the second quarter with a trading loss of $39 million (trading profit of $8 million for Q2 2013). Powertrain reported a trading profit of $65 million, compared to $53 million for Q2 2013, with a trading margin of 5.2% (4.8% for Q2 2013). Financial Services trading profit was $146 million ($144 million in the same period in 2013).

Profit before taxes totaled $607 million ($693 million for Q2 2013), down $86 million. The decline was mainly due to the $27 million reduction in trading profit, the $20 million increase in net unusual expenses associated with higher restructuring costs and higher net financial expenses. The increase of $26 million in net financial expenses is attributable to higher average net industrial debt and higher foreign exchange losses, partially offset by more favorable interest rates. Results from investments declined by $13 million to $30 million, due to reduced results from APAC joint ventures.

Income taxes for the second quarter totaled $204 million ($264 million for Q2 2013), representing an effective tax rate of 33.6% for the quarter. The decrease from the 38.1% Q2 2013 effective tax rate is mainly due to the favorable resolution of tax audits for which had been provided for in prior periods. The Company’s 2014 forecast effective tax rate is still expected to be in the range of 36% to 40%.

Consolidated net profit was $403 million, or $0.29 per share, compared with $429 million, or $0.29 per share for Q2 2013.

Net industrial debt of $3.8 billion at June 30, 2014 was $0.2 billion lower than at March 31, 2014.

2014 SECOND QUARTER RESULTS

CNH INDUSTRIAL
Revenues by Segment under IFRS ($ million)
		1st Half				2nd Quarter
2014	2013	% change		2014	2013	% change
8,142	8,483	-4.0	Agricultural Equipment	4,436	4,539	-2.3
1,705	1,693	0.7	Construction Equipment	931	939	-0.9
5,110	5,123	-0.3	Commercial Vehicles	2,756	2,760	-0.1
2,457	2,080	18.1	Powertrain	1,252	1,103	13.5
(1,533)	(1,496)	-	Eliminations and other	(757)	(760)	-
15,881	15,883	0.0	Total Industrial Activities	8,618	8,581	0.4
1,037	965	7.5	Financial Services	528	474	11.4
(266)	(268)	-	Eliminations and other	(138)	(133)	-
16,652	16,580	0.4	Total	9,008	8,922	1.0

CNH INDUSTRIAL
Trading profit/(loss) by Segment under IFRS ($ million)
		1st Half				2nd Quarter
2014	2013	Change		2014	2013	Change
1,053	1,073	-20	Agricultural Equipment	611	627	-16
35	(16)	51	Construction Equipment	34	12	22
(113)	(15)	-98	Commercial Vehicles	(39)	8	-47
95	68	27	Powertrain	65	53	12
(35)	(23)	-12	Eliminations and other	(16)	(16)	0
1,035	1,087	-52	Total Industrial Activities	655	684	-29
276	279	-3	Financial Services	146	144	2
-	-	-	Eliminations and other	-	-	-
1,311	1,366	-55	Total	801	828	-27

CNH INDUSTRIAL Key Balance Sheet data under IFRS ($ million)
	06.30.2014	03.31.2014	12.31.2013
Total assets	58,139	57,293	56,462
Total equity	7,905	7,827	7,662
Equity attributable to CNH Industrial N.V.	7,846	7,758	7,591
Net debt	(26,052)	(25,363)	(23,290)
Of which Net industrial debt	(3,804)	(3,977)	(2,195)

2014 SECOND QUARTER RESULTS

The following table reconciles Net income under U.S. GAAP to Profit under IFRS:

CNH Industrial
Net income reconciliation ($ million)
1st Half			2nd Quarter
2014	2013		2014	2013
459	499	Net income under U.S. GAAP	358	348
		Adjustments to conform with IFRS:
142	165	Development costs, net of amortization	82	102
4	4	Goodwill and other intangible assets	2	2
8	8	Defined benefit plans	4	4
(23)	10	Restructuring provisions	(5)	11
7	12	Other adjustments	8	5
(46)	(68)	Tax impact on adjustments	(32)	(42)
(2)	25	Deferred tax assets and tax contingencies recognition	(14)	(1)
90	156	Total adjustments	45	81
549	655	Profit under IFRS	403	429

2014 IFRS Guidance

CNH Industrial is confirming its 2014 IFRS guidance, consistent with the 5-year plan financial projections presented at the Investor Day on May 8th, as follows:

•	Consolidated revenues at approximately $34 billion;

•	Consolidated trading profit between $2.6 billion and $2.7 billion;

•	Net industrial debt between $2.2 billion and $2.1 billion at the end of 2014;

•	Consolidated net income before restructuring between $1.1 billion and $1.2 billion.

Sergio Marchionne	Richard Tobin

Chairman	Chief Executive Officer

2014 SECOND QUARTER RESULTS

Appendix - New product announcements during the quarter

Agricultural Equipment

Case IH

•

The Case IH Axial-Flow 9230 received a Silver Award at the International Machinery Manufacturer’s Awards (IMMA) at the UK’s Cereals Event held during June in Lincolnshire. The judges commended the Axial Flow’s innovative pivoting auger spout and folding unloading auger with the 9230 being the only combine to be recognized in the competition.

•

In the UK, Case IH expanded and upgraded its Farmall C tractor range to include six new four-cylinder models from 58-107 hp. All feature new 3.4-liter, four-cylinder, common rail diesel engines which are both turbocharged and intercooled.

•	Case IH celebrated the production of its 150,000th Magnum tractor in Racine, Wisconsin, USA in April.

•

Building on a field-proven Case IH tillage legacy, in North America the brand launched the new True-Tandem™ 345 seed bed disk harrow which delivers key advances to improve field finish, durability and machine productivity. Unlike competitive offset disk harrows, the Case IH True-Tandem’s symmetrical design offers a long life of straight and easy pulling in the roughest field conditions.

•

In Australia, Case IH introduced a new generation of hay balers with the release of the RB5 Series round baler. The RB5 Series features superior bale shape and density, offering advanced features with modern best-in-class styling. The RB455 and RB465 produce bales of up to 1.5 and 1.8 meters in diameter respectively, with both models featuring a new dual cylinder hydraulic density system.

New Holland Agriculture

•

In NAFTA, New Holland Agriculture partnered with the Agricultural Technology Innovation Partnership Foundation (ATIP) in the public-private “Resilient Economic Agricultural Practices” partnership to enhance research on sustainable soil health for multiple land uses in agriculture.

•

In June, at the Canadian Farm Progress trade show, New Holland launched the new CR combine harvester series, the culmination of 40 years of Twin Rotor® technology, featuring up to 15% more productivity, grain crackage as low as 0.2% and the ultimate comfort of the new Harvest Suite™ Ultra cab. The brand also introduced the new Tier 4B Guardian™ front-boom sprayer models, including the SP400F, the highest-capacity sprayer in the industry. In addition to a revolutionary front-boom design, this model features industry-leading horsepower, combined with the available 1,600 US/gallon tank and 120-foot boom options to enhance productivity.

•

Launched for the first time in Europe at the Cereals trade show in the UK, New Holland’s popular T4 tractor range has been enhanced with the additional 24x24 Dual Command transmission with Creeper option, the SuperSteer™ front axle technology and improved operator comfort. Also introduced at the show was the upgraded T4 PowerStar™ series tractor, the first in Europe to feature particulate matter catalyst technology for Tier 4B compliance and equipped with the common rail system for up to 13% fuel savings and enhanced operating productivity and efficiency.

•

New Holland launched a new TT4 economy utility tractor range in the Australian market. The TT4 will replace the original Series TT which revolutionized the economy tractor market when it was released in the Australian market in 2005. The new range of tractors comprises three models: the TT4.55, TT4.65 and TT4.75, producing engine power from 55 to 75 hp.

2014 SECOND QUARTER RESULTS

•

Represented by its best-selling BC5000 small square baler, New Holland Agriculture was recently voted as “National Agricultural Machinery Consumer-Satisfying Brand” in 2014 in China. The campaign was organized by Farm Machinery magazine.

***

•

CNH Industrial and The Climate Corporation, a division of Monsanto Company, announced a licensing agreement for precision planting technology. This non-exclusive agreement provides CNH Industrial and The Climate Corporation the opportunity for factory integration into CNH Industrial agricultural planters of select precision planting technology specifically designed to optimize planting performance, including the Case IH Early Riser® Planters.

•

The joint venture between CNH Industrial and Koç Holding inaugurated its second manufacturing plant in Turkey, which will produce Case IH and New Holland Agriculture tractors for the local and export markets. The inauguration coincided with the 60th anniversary of TürkTraktör, the country’s leading tractor manufacturer.

Construction Equipment

Case Construction

•

With one of the largest stands at this June Hillhead exhibition in the UK, Case Construction exhibited an extensive selection of machines that demonstrate innovation and engineering excellence. With 90% of all machines equipped with the latest Tier 4A engines and SCR advanced fuel-saving system technology, the brand continues to lead the way with fuel-efficient and powerful equipment.

•

Case Construction expanded its industry-leading backhoe loader range in Africa and the Middle East with the new Case 570T. This entry-level backhoe loader stands out from the competition with features such as the fuel-efficient FPT S8000 engine, the S-tyled boom, strong and robust build for enhanced reliability and its heavy-duty front axle. Additionally, the 570T has the largest cab in the segment and a design optimized for serviceability.

•

In Brazil, Case Construction participated at the May Agrishow fair in Ribeirão Preto, displaying several machines that have agriculture related capabilities (such as the 621D and 721E wheel loaders) which can be used in sugar cane production applications.

New Holland Construction

•

In Europe, New Holland Construction developed a B100C backhoe loader for use in the marble quarry sector. The B100C backhoe loader is equipped with a support arm and chain cutter, mounted in place of the traditional backhoe, offering a new method for cutting blocks of marble. The B100C was fitted with a chain cutter developed by marble cutting specialist Benetti Macchine S.p.A., working in close collaboration with the New Holland Construction engineering division in Lecce.

•

New Holland Construction updated its skid steer loader range in Africa and the Middle East in April, to offer more engine and hydraulic power thanks to the 2.2 liter engine displacement, best-in-class breakout forces and increased productivity, while maintaining outstanding cab space and all-round visibility, with the new L213 and L215 models.

2014 SECOND QUARTER RESULTS

•

New Holland Construction participated in Agrishow 2014 in Brazil during May, using the show to introduce a new product, the 12D wheel loader, and displaying the evolution of its main product lines dedicated to the sector, such as the D140B dozer.

•	In Brazil, New Holland Construction was chosen to receive a civil engineering award sponsored by IMEC (Instituto Mineiro de Engenharia Civil) in the category of “Dozers/Excavators” in April.

***

In April CNH Industrial announced a new strategic partnership with Leica Geosystems, a leading global provider of design, measurement and visualization technologies, specializing in machine control solutions for construction equipment. Under this agreement, Leica Geosystems will initially provide CNH Industrial’s Case and New Holland Construction brands with machine control solutions for excavators, dozers and graders for both factory fit and aftermarket applications.

Commercial Vehicles

Trucks

•

Major events during the second quarter included the presentation of Iveco’s third generation Daily light vehicle range to dealers and the international press. The fully redesigned Daily continues to offer reliability, efficiency and versatility. It offers reduced fuel consumption compared with its predecessor, together with a significant improvement in operating costs, and best-in-class performance with a wide range of engines, transmissions and axle ratios. The new Daily has been available through dealerships across Europe since early June. At the beginning of June, Iveco previewed in Italy the new Daily 2014 for dealers, key customers and press from APAC markets together with a test drive program. The vehicle will be available in Turkey from the fourth quarter of 2014, and will be gradually introduced in other APAC markets during 2015.

•

The second quarter was highly successful for the Iveco Euro VI Stralis Hi-Way truck, which is equipped with the FPT patented HI-eSCR (High Efficiency SCR) after-treatment system. This solution, unique in the industry, requires neither EGR nor an actively regenerating DPF, and has contributed to lowering the range’s Total Cost of Ownership, and, together with aerodynamic optimization, has reduced fuel consumption by a further 2.33% when compared to previous Euro V models, as certified by Germany’s respected TÜV technical certification center.

•	In APAC, in mid-April Iveco officially introduced the third generation Iveco Trakker at the NAMI test area near Moscow, Russia to press, dealers and key clients.

•	In April, Iveco officially entered the imported heavy duty on-road segment in China, with delivery of the first batch of five Stralis Hi-Way trucks, specially adapted for LNG transport.

•

In June, Iveco launched the “Check Stop” campaign in Italy in association with the Italian Ministry of Transport. The campaign consists of specially-equipped Iveco hospitality vehicles at several locations in Italy, where drivers will be offered a complimentary check-up on their state of alertness, fatigue, etc. as well as a safety check of their vehicle.

2014 SECOND QUARTER RESULTS

Bus

•

In EMEA, CNH Industrial’s bus brands, Heuliez Bus and Iveco Bus, won a significant portion of a major tender from the Paris transit authority, RATP, which awarded the brands three of the four lots constituting a major multi-year tender for some 1,000 standard 12-meter hybrid and natural gas city buses. This is the first time that Heuliez Bus won a major tender from RATP with its GX 337 HYB model. For Iveco Bus, it represented consolidation of its position as the largest bus supplier to RATP due to its leadership in hybrid and natural gas technologies.

•

In June, both Iveco Bus and Heuliez Bus attended “the European Mobility Exhibition” in Paris. Heuliez Bus displayed the new Euro VI GX 337 and the GX 437 hybrid. Iveco Bus presented the all-new Urbanway BHNS (High Service Level Bus) and the Urbanway 18m Full Hybrid.

•

In APAC in April, Iveco Bus made its first public appearance in Russia at the 7th edition of World of Buses, the country’s largest annual trade show in the collective passenger transport sector. The brand presented for the first time in Russia the Citelis CNG 12m City Bus, which provides a “clean” solution to urban transport, and also displayed the best-selling Crossway 12m Intercity Bus, and the new FeniksBus Minibus Tourist Version, based on the Iveco Daily chassis.

Specialty Vehicles

•

Magirus, CNH Industrial’s firefighting vehicle brand, celebrated its 150th anniversary in June. In May, the German Association of Communications Agencies recognized Magirus for its “Serving heroes. Since 1864” campaign.

•

In LATAM, in June the Company recorded an important milestone with production of the 100th Guarani for the Brazilian Army, just one year after Iveco Defence Vehicle’s factory in Sete Lagoas started operations.

Powertrain

•

At Samoter 2014 in May, the newly-launched Cursor 16 engine received the “Diesel of the Year 2014” award from Diesel magazine. The engine is designed for the high-powered off-road market and applications will include New Holland and Case IH combines.

•	At NGVA Europe in June, CNH Industrial displayed the Euro VI natural gas F1C and Cursor 8 engines which went into production earlier in the year.

•

In April, the first F1C with ULEV 34 (Ultra-low emission vehicle) homologation went into production at the Foggia powertrain plant. The engine’s first application will be on the RAM Promaster sold by Chrysler in North America.

•

Powertrain signed an alliance agreement with Cascade Engine Center LLC for distribution of its engines across the western USA and British Columbia, Canada. The deal will strengthen the Company’s distribution capability in the marine sector in North America.

***

Case Construction Equipment, Iveco, New Holland Agriculture and Iveco Bus represented CNH Industrial as an official supporter of the FIA action for road safety campaign. The Company has renewed its role as supplier of the FIA World Touring Car Championship, demonstrating its comprehensive commitment to road safety.

2014 SECOND QUARTER RESULTS

About CNH Industrial

CNH Industrial N.V. is a global leader in the capital goods sector that, through its various businesses, designs, produces and sells agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications. Present in all major markets worldwide, CNH Industrial is focused on expanding its presence in high growth markets, including through new joint ventures. Further information on CNH Industrial and its businesses is available on the corporate website www.cnhindustrial.com.

Additional Information

Today, at 2:30 p.m. GMT, management will hold a conference call to present 2014 second quarter and first half results to financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Company’s website (www.cnhindustrial.com). A presentation will be made available on the CNH Industrial website prior to the call.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its results and enhance the reader’s ability to assess CNH Industrial financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Company operates. These financial measures may not be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position prepared in accordance with U.S. GAAP and/or IFRS.

CNH Industrial non-GAAP financial measures are defined as follows:

¡

Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

¡

Trading Profit under IFRS: Trading Profit derived from financial information prepared in accordance with IFRS, is the internal financial measure management uses to assess the performance of operating segments. Trading Profit is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, non-controlling interests.

¡

Operating Profit under IFRS: Operating Profit under IFRS is computed starting from Trading Profit under IFRS plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

¡	Net income (loss) before restructuring and other exceptional items: it is defined as Net income (loss), less restructuring charges and exceptional items, after tax.

¡

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

2014 SECOND QUARTER RESULTS

¡	Working capital: it is defined as trade receivables and financing receivables related to sales, net, plus inventories, less trade payables, plus other assets (liabilities), net.

¡

Constant Currency: CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior-year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Forward-looking statements

Certain statements contained in this earnings release that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Company competes; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the Company’s relations with Kobelco Construction Machinery Co., Ltd and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis, other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2013, prepared in accordance with U.S. GAAP and in our EU Annual Report at December 31, 2013, prepared in accordance with IFRS. Investors should refer and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this earnings release are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. CNH Industrial does not undertake an obligation to update or revise publicly any forward-looking statements.

The Company’s outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise its outlook or forward-looking statements, whether as a result of new developments or otherwise. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

2014 SECOND QUARTER RESULTS

Contacts

Media Inquiries	Investor Relations

Richard Gadeselli	Federico Donati
Tel: +44 1268 292468	Tel: +39 011 00 62756

Maurizio Pignata	Noah Weiss
Tel: +39 011 00 72122	Tel: +1 630 887 3745

e-mail: mediarelations@cnhind.com
www.cnhindustrial.com

CNH INDUSTRIAL N.V.

Consolidated Statements of Operations

For The Three Months Ended June 30, 2014 and 2013 and For The Six Months Ended June 30, 2014 and 2013

(Unaudited)

(U.S. GAAP)

	Three Months Ended June 30,		Six Months Ended June 30,

($ million)	2014	2013	2014	2013

Revenues

Net sales	8,564	8,529	15,775	15,783

Finance and interest income	347	300	676	597

TOTAL REVENUES	8,911	8,829	16,451	16,380

Costs and Expenses

Cost of goods sold	6,922	6,851	12,799	12,765

Selling, general and administrative expenses	752	765	1,504	1,490

Research and development expenses	298	297	555	561

Restructuring expenses	30	20	42	29

Interest expense	338	301	649	573

Other, net	86	67	198	170

TOTAL COSTS AND EXPENSES	8,426	8,301	15,747	15,588

INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	485	528	704	792

Income taxes	158	221	301	359

Equity in income of unconsolidated subsidiaries and affiliates	31	41	56	66

NET INCOME	358	348	459	499

Net income attributable to noncontrolling interests	4	65	5	105

NET INCOME ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	354	283	454	394

(in $)

Earnings per share attributable to common shareholders

Basic	0.26	0.23	0.33	0.32

Diluted	0.26	0.23	0.33	0.32

These Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2013 included in the Annual Report on Form 20-F. These Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of June 30, 2014 and December 31, 2013

(Unaudited)

(U.S. GAAP)

($ million)	June 30, 2014	December 31, 2013

Cash and cash equivalents	4,615	5,567

Restricted cash	751	922

Trade receivables, net	1,276	1,362

Financing receivables, net	23,238	21,976

Inventories, net	8,834	7,410

Property, plant and equipment, net	7,227	7,090

Investments in unconsolidated subsidiaries and affiliates	645	645

Equipment under operating leases	1,234	1,059

Goodwill	2,504	2,504

Other intangible assets, net	773	810

Deferred tax assets	1,898	1,679

Derivative assets	115	261

Other assets	2,432	2,558

TOTAL ASSETS	55,542	53,843

Debt	31,339	29,866

Trade payables	7,111	7,369

Deferred tax liabilities	493	385

Pension, postretirement and other post-employment benefits	2,414	2,427

Derivative liabilities	178	94

Other liabilities	8,851	8,735

Total liabilities	50,386	48,876

Redeemable noncontrolling interest	12	12

Equity	5,144	4,955

TOTAL EQUITY AND LIABILITIES	55,542	53,843

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2013 included in the Annual Report on Form 20-F. These Condensed Consolidated Balance Sheets represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Consolidated Statements of Cash Flows

For The Six Months Ended June 30, 2014 and 2013

(Unaudited)

(U.S. GAAP)

	Six Months Ended June 30,

($ million)	2014	2013

Operating activities:

Net income	459	499

Adjustments to reconcile net income to net cash used in operating activities:

Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	360	348

Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	196	179

Loss from disposal of assets	1	-

Undistributed income (loss) of unconsolidated subsidiaries	4	(9)

Other non-cash items	88	103

Changes in operating assets and liabilities:

Provisions	193	221

Deferred income taxes	(38)	(104)

Trade and financing receivables related to sales, net	(1,317)	(1,642)

Inventories, net	(1,380)	(1,438)

Trade payables	(271)	601

Other assets and liabilities	126	(91)

NET CASH USED IN OPERATING ACTIVITIES	(1,579)	(1,333)

Investing activities:

Net collections of retail receivables	202	(195)

Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	10	-

Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	268	239

Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and assets sold under buy-back commitments	(354)	(401)

Expenditures for assets under operating leases and assets sold under buy-back commitments	(773)	(582)

Other	292	244

NET CASH USED IN INVESTING ACTIVITIES	(355)	(695)

Financing activities:

Net increase in debt	1,326	1,368

Dividends paid	(379)	(363)

Other	6	(5)

NET CASH PROVIDED BY FINANCING ACTIVITIES	953	1,000

Effect of foreign exchange rate changes on cash and cash equivalents	29	(81)

DECREASE IN CASH AND CASH EQUIVALENTS	(952)	(1,109)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	5,567	5,199

CASH AND CASH EQUIVALENTS, END OF PERIOD	4,615	4,090

These Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2013 included in the Annual Report on Form 20-F. These Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations

For The Three Months Ended June 30, 2014 and 2013 and For The Six Months Ended June 30, 2014 and 2013

(Unaudited)

(U.S. GAAP)

	Industrial Activities				Financial Services

	Three Months Ended June 30,		Six Months Ended June 30,		Three Months Ended June 30,		Six Months Ended June 30,

($ million)	2014	2013	2014	2013	2014	2013	2014	2013

Revenues

Net sales	8,564	8,536	15,777	15,793	-	-	-	-

Finance and interest income	66	65	126	133	468	414	908	831

TOTAL REVENUES	8,630	8,601	15,903	15,926	468	414	908	831

Costs and Expenses

Cost of goods sold	6,922	6,858	12,801	12,775	-	-	-	-

Selling, general and administrative expenses	666	695	1,331	1,350	86	70	173	140

Research and development expenses	298	297	555	561	-	-	-	-

Restructuring expenses	30	20	42	29	-	-	-	-

Interest expense	224	199	419	379	178	161	350	327

Interest compensation to Financial Services	94	86	180	165	-	-	-	-

Other, net	58	63	147	116	57	38	109	123

TOTAL COSTS AND EXPENSES	8,292	8,218	15,475	15,375	321	269	632	590

INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	338	383	428	551	147	145	276	241

Income taxes	111	168	206	268	47	53	95	91

Equity in income of unconsolidated subsidiaries and affiliates	27	37	48	59	4	4	8	7

Result from intersegment Investments	104	96	189	157	1	-	2	(2)

NET INCOME	358	348	459	499	105	96	191	155

Net income attributable to noncontrolling interests	4	65	5	105	-	13	-	23

NET INCOME ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	354	283	454	394	105	83	191	132

These Supplemental Statements of Operations are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Condensed Supplemental Balance Sheets

As of June 30, 2014 and December 31, 2013

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services

($ million)	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013

Cash and cash equivalents	3,699	4,010	916	1,557

Restricted cash	5	-	746	922

Trade receivables, net	1,265	1,338	87	88

Financing receivables, net	5,610	5,826	24,758	23,640

Inventories, net	8,742	7,314	92	96

Property, plant and equipment, net	7,222	7,085	5	5

Investments in unconsolidated subsidiaries and affiliates	3,193	3,049	142	129

Equipment under operating leases	27	34	1,207	1,025

Goodwill	2,340	2,340	164	164

Other intangible assets, net	750	796	23	14

Deferred tax assets	1,604	1,437	294	242

Derivative assets	108	254	9	10

Other assets	1.902	1,884	914	1,040

TOTAL ASSETS	36,467	35,367	29,357	28,932

Debt	12,923	11,948	25,546	25,408

Trade payables	6,998	7,162	190	273

Deferred tax liabilities	296	225	197	160

Pension, postretirement and other post-employment benefits	2,395	2,419	19	8

Derivative liabilities	164	78	16	19

Other liabilities	8,535	8,568	698	531

Total liabilities	31,311	30,400	26,666	26,399

Redeemable noncontrolling interest	12	12	-	-

Equity	5,144	4,955	2,691	2,533

TOTAL EQUITY AND LIABILITIES	36,467	35,367	29,357	28,932

These Condensed Supplemental Balance Sheets are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows

For The Six Months Ended June 30, 2014 and 2013

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services

	Six Months Ended June 30,		Six Months Ended June 30,

($ million)	2014	2013	2014	2013

Operating activities:

Net income	459	499	191	155

Adjustments to reconcile net income to net cash used in operating activities:

Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	358	346	2	2

Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	125	119	71	60

Loss (gain) from disposal of assets	-	1	1	(1)

Undistributed income (loss) of unconsolidated subsidiaries	(87)	68	(10)	1

Other non-cash items	27	71	61	32

Changes in operating assets and liabilities:

Provisions	165	194	28	27

Deferred income taxes	(29)	(89)	(9)	(15)

Trade and financing receivables related to sales, net	84	(240)	(1,413)	(1,407)

Inventories, net	(1,384)	(1,440)	4	2

Trade payables	(174)	652	(84)	(53)

Other assets and liabilities	(147)	(132)	272	48

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(603)	49	(886)	(1,149)

Investing activities:

Net collections of retail receivables	-	-	202	(195)

Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	10	-	-	-

Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	138	105	130	134

Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and assets sold under buy-back commitments	(342)	(400)	(12)	(1)

Expenditures for assets under operating leases and assets sold under buy-back commitments	(372)	(309)	(401)	(273)

Other	96	54	182	190

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(470)	(550)	101	(145)

Financing activities:

Net increase in debt	1,124	324	202	1,044

Dividends paid	(379)	(363)	(90)	(233)

Other	6	(5)	14	-

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	751	(44)	126	811

Effect of foreign exchange rate changes on cash and cash equivalents	11	(43)	18	(38)

DECREASE IN CASH AND CASH EQUIVALENTS	(311)	(588)	(641)	(521)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	4,010	3,890	1,557	1,309

CASH AND CASH EQUIVALENTS, END OF PERIOD	3,699	3,302	916	788

These Supplemental Statements of Cash Flows are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

(U.S. GAAP)

Net Income and basic EPS before Restructuring and Exceptional Items ($ million, except per share data)
Six Months Ended June 30,			Three Months Ended June 30,
2014	2013		2014	2013
459	499	Net income	358	348
36	29	Restructuring expenses, net of tax	24	20
64	25	Other exceptional items, net of tax	-	-
559	553	Net income before restructuring and other exceptional items	382	368
554	448	Net income before restructuring and other exceptional items attributable to CNH Industrial N.V.	378	303
1,353	1,223	Weighted average shares outstanding (million)	1,354	1,223
0.41	0.37	Basic EPS before restructuring and exceptional items ($)	0.28	0.25

Industrial Activities Cash Provided (Used) by Working Capital ($ million)
	Balance as of December 31, 2013	Effect of Foreign Currency Translation and Non-Cash Transactions	Balance as of June 30, 2014	Cash Provided (Used) by Working Capital
Trade and financing receivables related to sales, net	1,395	7	1,318	84
Inventories, net	7,314	34	8,742	(1,394)
Trade payables	7,162	10	6,998	(174)
Other assets and liabilities, net	(777)	(158)	(675)	(260)
Industrial Activities cash provided (used) by working capital	770	(127)	2,387	(1,744)

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	1st Half 2014		At December 31, 2013	1st Half 2013
	Average	At June 30		Average	At June 30

Euro	0.730	0.732	0.725	0.762	0.765

Pound sterling	0.599	0.587	0.605	0.648	0.655

Swiss franc	0.891	0.890	0.890	0.937	0.934

Polish zloty	3.047	3.043	3.012	3.181	3.316

Brazilian real	2.298	2.197	2.362	2.031	2.209

Argentine peso	7.825	8.130	6.518	1.813	1.927

Turkish lira	2.165	2.121	2.147	5.123	5.375

CNH INDUSTRIAL N.V.

Consolidated Income Statement

For The Three Months Ended June 30, 2014 and 2013 and For The Six Months Ended June 30, 2014 and 2013

(Unaudited)

(IFRS)

($ million)	2nd Quarter 2014	2nd Quarter 2013 (*)	1st Half 2014	1st Half 2013 (*)

Net revenues	9,008	8,922	16,652	16,580

Cost of sales	7,249	7,126	13,438	13,323

Selling, general and administrative costs	719	750	1,438	1,453

Research and development costs	220	197	428	398

Other income/(expenses)	(19)	(21)	(37)	(40)

TRADING PROFIT/(LOSS)	801	828	1,311	1,366

Gains/(losses) on the disposal of investments	-	-	-	-

Restructuring costs	35	9	65	19

Other unusual income/(expenses)	(10)	(16)	(10)	(57)

OPERATING PROFIT/(LOSS)	756	803	1,236	1,290

Financial income/(expenses)	(179)	(153)	(394)	(302)

Result from investments:	30	43	56	69

Share of the profit/(loss) of investees accounted for using the equity method	30	43	56	68

Other income/(expenses) from investments	-	-	-	1

PROFIT/(LOSS) BEFORE TAXES	607	693	898	1,057

Income taxes	204	264	349	402

PROFIT/(LOSS) FROM CONTINUING OPERATIONS	403	429	549	655

Profit/(loss) from discontinued operations	-	-	-	-

PROFIT/(LOSS) FOR THE PERIOD	403	429	549	655

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:

Owners of the parent	399	356	544	538

Non-controlling interests	4	73	5	117

(in $)

BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.29	0.29	0.40	0.44

DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.29	0.29	0.40	0.44

(*) Amounts recast in order to reflect the change in presentation currency from Euro to U.S. dollar.

These Consolidated Income Statements should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2013 included in the EU Annual Report. These Consolidated Income Statements represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Consolidated Statement of Financial Position

As of June 30, 2014 and December 31, 2013

(Unaudited)

(IFRS)

($ million)	June 30, 2014	December 31, 2013 (*)

ASSETS

Intangible assets	6,147	6,046

Property, plant and equipment	7,115	6,967

Investments and other financial assets:	762	758

Investments accounted for using the equity method	674	674

Other investments and financial assets	88	84

Leased assets	1,234	1,059

Defined benefit plan assets	42	44

Deferred tax assets	1,788	1,672

Total Non-current assets	17,088	16,546

Inventories	8,948	7,536

Trade receivables	1,276	1,362

Receivables from financing activities	23,240	21,986

Current tax receivables	398	348

Other current assets	1,679	1,900

Current financial assets:	115	261

Current securities	-	-

Other financial assets	115	261

Cash and cash equivalents	5,366	6,489

Total Current assets	41,022	39,882

Assets held for sale	29	34

TOTAL ASSETS	58,139	56,462

EQUITY AND LIABILITIES

Issued capital and reserves attributable to owners of the parent	7,846	7,591

Non-controlling interests	59	71

Total Equity	7,905	7,662

Provisions:	6,661	6,528

Employee benefits	2,620	2,713

Other provisions	4,041	3,815

Debt:	31,355	29,946

Asset-backed financing	14,312	14,727

Other debt	17,043	15,219

Other financial liabilities	178	94

Trade payables	7,111	7,369

Current tax payables	309	418

Deferred tax liabilities	343	302

Other current liabilities	4,277	4,143

Liabilities held for sale	-	-

Total Liabilities	50,234	48,800

TOTAL EQUITY AND LIABILITIES	58,139	56,462

(*)	Amounts recast in order to reflect the change in presentation currency from Euro to U.S. dollar.

These Consolidated Statements of Financial Position should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2013 included in the EU Annual Report. These Consolidated Statements of Financial Position represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Consolidated Statement of Cash Flows

For The Six Months Ended June 30, 2014 and 2013

(Unaudited)

(IFRS)

($ million)	1st Half 2014	1st Half 2013 (*)

A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,489	6,084

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES DURING THE PERIOD:

Profit/(loss) for the period	549	655

Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)	557	495

(Gains)/losses from disposal of non-current assets (net of vehicles sold under buy-back commitments)	(1)	2

Other non-cash items	18	16

Dividends received	60	56

Change in provisions	120	37

Change in deferred income taxes	(7)	(64)

Change in items due to buy-back commitments (a)	16	49

Change in operating lease items (b)	(196)	(76)

Change in working capital	(1,456)	(971)

TOTAL	(340)	199

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:

Investments in:

Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)	(691)	(717)

Consolidated subsidiaries and other equity investments	(5)	(82)

Proceeds from the sale of non-current assets (net of vehicles sold under buy-back)	10	-

Net change in receivables from financing activities	(1,151)	(1,516)

Change in current securities	-	3

Other changes	76	43

TOTAL	(1,761)	(2,269)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

Bonds issued	1,868	600

Issuance of other medium-term borrowings	1,767	1,153

Repayment of other medium-term borrowings	(1,679)	(1,226)

Net change in other financial payables and other financial assets/liabilities	(639)	714

Capital increase	6	-

Dividends paid	(379)	(363)

(Purchase)/sale of ownership interests in subsidiaries	-	(5)

TOTAL	944	873

Translation exchange differences	34	(103)

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,123)	(1,300)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	5,366	4,784

(*)	Amounts recast in order to reflect the change in presentation currency from Euro to U.S. dollar.

(a)

The cash flows generated by the sale of vehicles under buy-back commitments, net of the amounts included in Profit/(loss) for the period, are included under operating activities in a single line item which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.

(b)

Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.

These Consolidated Statement of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2013 included in the EU Annual Report. These Consolidated Statement of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.